SCHWAB INVESTMENTS

211 Main Street

San Francisco, CA 94105

May 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re: Schwab Investments (the "Registrant") Request for Acceleration of Effective Date on behalf of Schwab High Yield Municipal Bond Fund for the Registration Statement on Form N-14 (File No. 333-237715)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Securities Act"), the Registrant, on behalf of its series the Schwab High Yield Municipal Bond Fund, and Charles Schwab & Co., Inc. ("Distributor"), as distributor of its shares, hereby respectfully request acceleration of the effective date of the Registration Statement on Form N-14 (File No. 333-237715) so that such Registration Statement may be declared effective on May 18, 2020, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Securities Act.

Sincerely,

/s/ Jonathan de St Paer

Jonathan de St Paer

President and Chief Investment Officer

Schwab Investments

/s/ John Sturiale

John Sturiale

Senior Vice President

Charles Schwab & Co., Inc.